

November 5, 2018

Rodney O. Martin, Jr.
Chief Executive Officer
Voya Financial, Inc.
230 Park Avenue
New York, NY 10169

      Re: Voya Financial, Inc.
            Registration Statement on Form S-4
            Filed October 25, 2018
            File No. 333-228000

Dear Mr. Martin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Craig B. Brod, Esq.